Exhibit 10.2

AGREEMENT FOR TRANSFER OF EQUITY INTERESTS

IN

QINGDAO GE RUI DA RUBBER CO., LTD.

BY AND AMONG

QINGDAO YIYUAN INVESTMENT CO., LTD.

AND

LI XINHU

AND

COOPER TIRE (CHINA) INVESTMENT CO., LTD.

AND

COOPER TIRE HOLDING COMPANY

AND

QINGDAO GE RUI DA RUBBER CO., LTD.

AGREEMENT FOR THE TRANSFER OF EQUITY INTERESTS

IN

QINGDAO GE RUI DA RUBBER CO., LTD.

THIS AGREEMENT, made as of January 4 2016, is entered into by and among:

1) QINGDAO YIYUAN INVESTMENT CO., LTD. , a company duly registered and incorporated under the laws of the PRC with its registered office at No. 207 Tianxin Road, Mingcun Town, Pingdu, Qingdao (“Yiyuan”);

2) LI Xinhu , a PRC citizen with its identification number 37021319850204201X , and resides at No. 27 Shangshui Road, Sifang District, Qingdao (“LI” and together with Yiyuan, the “Sellers” and each a “Seller”);

3) COOPER TIRE (CHINA) INVESTMENT CO., LTD. , a company duly registered and incorporated under the laws of PRC with its registered office at F17, Kirin Plaza Building, 666 Gubei Rd, Shanghai, PRC 200336 (the “Cooper”);

4) COOPER TIRE HOLDING COMPANY, a company duly registered and incorporated under the laws of State of Ohio, United States of America, with its registered office at 701 Lima Avenue, Findlay, OH 45840 (“CTHC”, together with Cooper, the “Buyers”, and each a “Buyer”); and

5) QINGDAO GE RUI DA RUBBER CO., LTD. , a company duly registered and incorporated under the laws of the PRC with its registered office at No. 210 Tianxin Road, Mingcun Town, Pingdu, Qingdao (the “Company”).

The Sellers and the Buyers are hereinafter collectively referred to as the “Parties”, and individually as a “Party”.

WHEREAS:

1.	The Sellers are the registered and beneficial owners of the entire equity interests of the Company with its particulars as set out in Schedule 1 attached hereto; where Yiyuan holds 97% of the registered capital of the Company and LI holds 3%;

2.	The Company engages in business activities including production, sales and technology development of tires, rubber production and synthetic rubber, import and export of goods and technology, as well as any other activities carried out by the Company (the “Business”);

3.	The registered capital of the Company is RMB350,000,000, and among which RMB200,082,699 has been fully injected in kind by Yiyuan as of the date of this Agreement;

4.	Each of the Sellers wishes to sell and transfer to the each of the Buyers, and each of the Buyers wishes to purchase from each of the Sellers, its respective equity interests of the Company pursuant to the terms and conditions herein set forth; and

5.	The Sellers and the Buyers further agree that Yiyuan will sell 53.18% (consisting of 39.84 percent (39.84%) share whose corresponding registered capital has not been injected and 13.34 percent (13.34%) share whose corresponding registered capital has been injected) and LI will sell 3% (corresponding registered capital has not been injected) equity interests in the Company to the Buyers, which in total constitutes 56.18% of the registered capital of the Company (the “Acquired Equity Interests”); among which Cooper will purchase 51.86% and CTHC will purchase 4.32% of the equity interests.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants, representations, warranties, conditions, and agreements hereinafter expressed, and for other good and valuable consideration, the receipt and sufficiency which are hereby acknowledged, the Parties agree as follows:

1.	Interpretation

1.1	In this Agreement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Accounts” shall mean the financial, management and capital accounts dated as of the Last Accounts Date which have been provided by Sellers to Buyers.

“Accelerated Payment” shall have the meaning ascribed to it in Article 2.3(b).

“Acquired Equity Interests” shall have the meaning ascribed to it in the Recital.

“Affiliate” means, with respect to a specified Person, a natural or legal Person that (directly, or indirectly through one or more intermediaries), Controls, is Controlled by, or is under common control with, such specified Person.

“Aggregate Purchase Price” shall have the meaning ascribed to it in Article 2.2.

“Alternative Transaction” shall have the meaning ascribed to it in Article 5.1.

“AIC” shall mean the State Administration of Industry and Commerce and its provincial branches.

“AOA” shall have the meaning ascribed to it in Article 3.1(g).

“Applicable Laws” means the laws and regulations of the People’s Republic of China or elsewhere applicable to the Company, its Affiliates or the Sellers, including, but not limited to, the People’s Republic of China’s Criminal Law, the Anti-Unfair Competition Law and the Interim Provisions on Banning Commercial Bribery; (b) export control laws to the extent applicable; and (c) all other laws, regulations, rules, orders, decrees, or other directives carrying the force of law applicable to any activities engaged in by the Company and its Affiliates or the Sellers in connection with this Agreement;

“Assets” shall have the meaning ascribed to it in Section 6.1.1 of Schedule 2.

“Breaching Party” shall have the meaning ascribed to it in Article 9.1.

“Business” shall have the meaning ascribed to it in the Recital.

“Business Day” means a day, other than a Saturday or Sunday, on which banks are open for business in the PRC and the United States.

“Buyers’ Equity Interests” shall have the meaning ascribed to it in Article 10.2.

“Capital Increase Agreement” shall have the meaning ascribed to it in Article 3.1(j).

“Circular 10” means “The Provisions With Respect To The Foreign Investors Acquiring the Domestic Enterprises ” issued by the Ministry of Commerce in August 8, 2006.

“Claim” means a claim, demand, action, suit, proceeding or cause of action brought under contract, tort, criminal or civil law, claim for indemnification or otherwise, including without limitation arising from applicable anti-bribery laws, the United States Foreign Corrupt Practices Act or similar laws.

“Closing” means Closing of the sale and purchase of the Acquired Equity Interests in accordance with Article 6.

“Closing Date” means the date as defined in Article 6.1.

“Company” shall have the meaning ascribed to it in the Recitals.

“Conditions” means collectively all the conditions set out in Article 3.1.

“Control” means, in relation to any Person at any time, ownership of more than 50% of the shares of another Person, or the power (whether directly or indirectly and whether by ownership of share capital, possession of voting power, contract or otherwise) to appoint the majority of the members of the governing body or management, or otherwise to control the affairs and policies of that other Person.

“Deadline for Permits” shall have the meaning ascribed to it in Article 5.5.

“Disclosure Letter” shall have the meaning ascribed to it in Article 7.1.

“Down Payment” shall have the meaning ascribed to it in Article 2.3(a).

“Encumbrance” means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect and any agreement or obligation to create or grant any of the aforesaid.

“Event of Breach” means with respect to each of the Sellers shall mean any breach of any representation or Warranty, or any breach or failure of observance or performance of this Agreement or of any agreement, undertaking, commitment, obligation, indemnity or covenant of the Sellers contained in this Agreement (including the Appendixes and Schedules) or in connection herewith at, before or after Closing or any facts or circumstances constituting such breach.

“HKIAC” shall have the meaning ascribed to it in Article 14.2.

“Indemnified Persons” shall mean and include the Buyers, their Affiliates and their respective officers, directors, employees, successors and assigns.

“Jishang” shall have the meaning ascribed to it in Article 3.1(o).

“Joint Venture Company” shall mean the joint venture company to be established by the Buyers and Yiyuan by the conversion of the Company into a sino-foreign equity joint venture in accordance with the terms and conditions of the JV Contract as set forth in Schedule 3 dated the date herein.

“JV Contract” shall have the meaning ascribed to it in Article 3.1(g).

“Last Accounts Date” shall mean May 31 2015.

“Lender” shall have the meaning ascribed to it in Article 3.1(l).

“LI” shall have the meaning ascribed to it in the Recital.

“Liabilities” “Liabilities” means any and all liabilities of any kind, including debts, other amounts owed, liabilities arising or resulting from any assessments (including Tax, environmental or such other assessments by a government authority), actions, Claims, proceedings, contracts settlements, obligations or penalties of any kind or nature that are actual or reasonably foreseeable, including, but not limited to, costs, damages, disbursements, expenses, losses, deficiencies, diminutions in value, interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses reasonably incurred in the investigation, collection, prosecution and defense of Claims and amounts paid in settlement, that may be imposed on or otherwise incurred or suffered.

“Long Stop Date” means December 31, 2016.

“Losses” means all losses (including, without limitation, consequential losses and losses for profit that are reasonably foreseeable), Liabilities, costs (including without limitation, legal costs), charges and expenses.

“Material Adverse Effect” means an event, change, development, condition, circumstance, violation, or effect that, individually or in the aggregate with all other events, states of fact, changes, developments, conditions, circumstances or effects (each an “Event”), (i) has, or would be reasonably likely to result in suspension of the Company’s operation, (ii) has, or would be reasonably likely to result in the Company incurring or becoming subject to Liabilities equal to or in excess of the losses in equivalent to ten per cent (10%) of the Company’s value, i.e., RMB42 million, or (iii) which prevents or materially delays the transactions contemplated by this Agreement, or impairs or materially delays the ability of the Sellers or the Buyer to consummate the transactions contemplated by this Agreement.

“MOC” shall mean the Ministry of Commerce and its provincial branches.

“Non-Breaching Party” shall have the meaning ascribed to it in Article 9.1

“Person” shall mean any individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof, and a foreign equivalent of any of the foregoing or other entity.

“PRC” or “China” means the People’s Republic of China and for the purpose of this Agreement excluding (a) Taiwan, (b) the Hong Kong Special Administrative Region and (c) the Macao Special Administrative Region.

“PRC GAAP” means generally accepted accounting principles in China.

“Properties” shall have the meaning ascribed to it in Section 9.1 of Schedule 2.

“Purchase Price Payable at Closing” shall have the meaning ascribed to it in Article 2.3(b).

“Put Option” shall have the meaning ascribed to it in Article 10.2.

“Representative” means, in relation to any Person, such Person’s directors, officers, employees, consultants, advisors, agents and such other persons duly authorized by the Person.

“RMB” shall mean Renminbi, the legal currency of PRC.

‘Ruiyuandingshi’ shall have the meaning ascribed to it in Article 3.1(o).

“Sellers’ Unpaid Registered Capital” shall have the meaning ascribed to it in Article 2.3(b).

“Sole Arbitrator” shall have the meaning ascribed to it in Article 14.2.

“Specific Permits” shall have the meaning ascribed to it in Article 3.1(i).

“Tax” shall mean all taxes, charges, duties, imposts, fees, social security contributions, levies or other assessments, and all estimated payments thereof, including without limitation income, business profits, branch profits, excise, property, sales, use, value added (VAT), environmental, franchise, customs, import, payroll, transfer, gross receipts, withholding, social security, unemployment taxes, as well as stamp duties and other costs, imposed by any authority, whether governmental or local, social security agency or any subdivision or agency thereof, and any interest and penalty relating thereto. For the avoidance of doubt, “Tax” in relation to the PRC includes without limitation income tax, value added tax, customs duties, import VAT, business tax, land appreciation tax, social insurance contribution and deed tax.

“Tax Legislation” shall mean means all statutes, statutory instruments, orders, enactments, laws, by-laws, directives and regulations, whether domestic or foreign decrees, providing for or imposing any Tax.

“Tax Authority” means any local, municipal, governmental, state, federal or fiscal, revenue, customs or exercise authority, body, agency or official anywhere in the world having power or authority in relation to Tax.

“Triggering Event for Put Option” shall have the meaning ascribed to it in Article 10.2.

“Waiver Letter” shall have the meaning ascribed to it in Article 3.1(o).

“Warranties” means the representations, warranties and undertakings of the Sellers set out in Article 7.1 and Schedule 2.

“Yiyuan” shall have the meaning ascribed to it in the Recital.

1.2	A reference in this Agreement to a Party’s or any other person’s knowledge, information, belief or awareness (and similar expressions):

(a)	shall be a reference to the best of the knowledge, information, belief or awareness of that Party or person and, in the case of body corporate, each of its officers and directors; and

(b)	is deemed to include knowledge, information, belief or awareness which each such Party or person would have if such Party or person had made all reasonable enquiries.

2.	Transfer of Acquired Equity Interests and Payment of Purchase Price

2.1	Subject to the terms and conditions set forth herein, the Sellers, as the sole, legal and beneficial owners of the Acquired Equity Interests, hereby agree to sell and transfer to the Buyers, and the Buyers hereby agree to purchase from the Sellers such portion of the Acquired Equity Interests as set forth opposite of the relevant Seller’s name on Exhibit A attached hereto and under the column heading of “Percentage of Acquired Equity Interests”, among which Cooper will purchase 51.86% and CTHC will purchase 4.32% of the equity interests, free and clear of any Encumbrance on the Closing Date.

2.2	In reliance upon the representations and warranties, covenants and agreements and undertakings of the Sellers made herein, and subject to the terms and conditions of this Agreement, the Buyers agree to pay as consideration for the purchase of the Acquired Equity Interests an aggregate purchase price of RMB 98,028,945 (the “Aggregate Purchase Price”), among which Cooper will pay RMB 90,488,257 and CTHC will pay RMB 7,540,688. For the avoidance of doubt, LI has agreed to transfer the corresponding Equity Interests under his name free of consideration, and the entire Aggregate Purchase Price shall be paid to Yiyuan. The Aggregate Purchase Price shall consist of, and shall be payable by the Buyers as follows:

(a)	40% of the Aggregate Purchase Price (RMB 39,211,578) (the “Down Payment”) shall be paid to Yiyuan within four (4) Business Days after the date of this Agreement by Cooper subject to the terms of this Agreement, by way of electronic transfer of immediately available funds, to the following account designated by both Sellers:

Account Name: YIYUAN INVESTMENT CO., LTD.

Account Number: 38080401040011400

Bank Name: Zhengzhou Road Branch, Qingdao, Agriculture Bank of China

SWIFT Code: ABOCCNBJ380

(b)	an amount equal to the Aggregate Purchase Price less the Down Payment and any Accelerated Payments (the “Purchase Price Payable At Closing”), shall be paid within ten (10) Business Days after the Closing Date to Yiyuan as set forth in Exhibit A opposite such Seller’s name and under the column heading of “Purchase Price Payable at Closing” to the account designated by the Sellers in 2.3(a):

For the avoidance of doubt, LI agrees that such portion in Aggregate Purchase Price corresponding to his 3% equity interest in the Company shall be transferred to the Buyers free of consideration. Upon the payment by the Buyers to Yiyuan at the account designated in Article 2.3(a), LI shall have no right or claim against the Buyers with respect the Aggregate Purchase Price.

The Buyers shall have the right, at their sole discretion but not the obligation, to pay all or any portion of the Purchase Price Payable At Closing at any time or times prior to the Closing Date (the “Accelerated Payment”). Any such Accelerated Payment shall be offset and deducted from the Purchase Price Payable at Closing.

For the avoidance of doubt, the Sellers’ outstanding and unpaid registered capital of the Company in a total amount of RMB 149,917,301 (the “Sellers’ Unpaid Registered Capital”) shall be injected by the Buyers in accordance with the Capital Injection Timetable under the Capital Increase Agreement. The respective unpaid registered capital of each Seller is set forth in Exhibit A opposite such Seller’s name and under the column heading of “Sellers’ Unpaid Registered Capital”.

3.	Conditions for Closing

3.1	The obligations of the Buyers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or waiver by the Buyers (in their sole discretion) in writing of the following conditions precedent (the “Conditions”) prior to the Closing:

(a)	each of the Warranties made by the Sellers in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date;

(b)	each of the Sellers shall have performed or complied with all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by each of the Sellers prior to the Closing;

(c)	there shall be no proceedings pending, or threatened, against any of the Buyers, the Sellers or the Company arising out of or in connection with this Agreement or its subject matter (including, without limitation, its validity, formation at issue, effect, interpretation, performance or termination);

(d)	all authorization and consents of any governmental authority, and any permits in connection with the Closing as contemplated under this Agreement, shall have been duly obtained and effective as of the Closing Date; including but not limited to the completion of the following:

(i)	the approval of the transactions contemplated under this Agreement with the local MOC (including Circular 10 approval); and

(ii)	the registration of the transfer of the Acquired Equity Interests from Sellers to the Buyers with the local AIC.

(e)	no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the transfer of the Acquired Equity Interests to the Buyers illegal or otherwise prohibiting or preventing the transfer of the Acquired Equity Interests or of the transactions contemplated under this Agreement;

(f)	the delivery of necessary documents for the Closing, including but not limited to the copies of the documents listed under Articles 3.1, Article 6.2.1 and the duly executed Agreement;

(g)	the due execution of a joint venture contract (the “JV Contract”) between the Seller and the Buyers substantially in the form and substance of Schedule 3 attached hereto; and an agreed articles of association (the “AOA”) of the Company substantially in the form and substance of Schedule 4 attached hereto;

(h)	there has not occurred between the date of this Agreement and the Closing Date any Event that has a Material Adverse Effect;

(i)	the Company has duly obtained certain certificates, approvals and registrations as listed in Schedule 5, on terms acceptable and to the satisfaction of the Buyers (the “Specific Permits”);

(j)	the due execution and delivery of a capital increase agreement (the “Capital Increase Agreement”) between Yiyuan and the Buyers substantially in the form and substance as listed in Schedule 6, including the completion of the related registration of such capital increase by providing a copy of the approval letter issued by the relevant authorities;

(k)	a board resolution of the Joint Venture Company approving the capital increase under the Capital Increase Agreement and the execution of the Capital Increase Agreement;

(l)	a consent letter from Qingdao branch of Bank of Communication (the “Lender”) in a form and substance as listed in Schedule 7, which provides consent to the Company for the consummation of the transactions contemplated under this Agreement in accordance with the loan agreements between the Lender and the Company dated October 28, 2014 and January 20, 2015;

(m)	official letters from the local environmental, market supervisory and land use right authorities, in a form and substance as listed in Schedule 8, in which such authorities ensure that the Company can continue with its operation;

(n)	a written confirmation with the supporting documents from Seller that the transactions contemplated in this Agreement does not require any approval from the Chinese Antitrust authority, i.e., the MOC, to the satisfaction of the Buyers as listed in Schedule 9;

(o)	a letter jointly executed by Jishang Real Estate Co., Ltd (the “Jishang”) and Ruiyuandingshi Investment Co., Ltd (the “Ruiyuandingshi”) (in a form and substance as listed in Schedule 10), where Jishang and Ruiyuandingshi each waives any of its right in the equity interest and any other interest in the Company and any prior agreement it executed with any of the Sellers or the Company with respect to the equity transfer of the Company, and shall have no claim against any of the Sellers, the Company or the Buyers (“Waiver Letter”); and

(p)	The Company has completed the renewal of China Compulsory Certification as listed in Schedule 11 (the valid term at least until December 31, 2017).

3.2	The obligations of each of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or written waiver by each of the Sellers (in its sole discretion) of such of the following conditions precedent prior to the Closing:

(a)	each of the warranties made by the Buyers in Article 8 of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on the Closing Date;

(b)	the Buyers shall have performed or complied with all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by the Buyers prior to the Closing;

(c)	there shall be no proceedings pending, or threatened, against the Buyers, the Sellers and the Company arising out of or in connection with this Agreement or its subject matter (including its validity, formation at issue, effect, interpretation, performance or termination) or any transaction contemplated by this Agreement, that, if adversely determined against such person, would have any impact on the Company’s Business in any aspect; and

(d)	no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation,

executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the transfer of the Acquired Equity Interests to the Buyers illegal or otherwise prohibiting or preventing consummation of the transaction contemplated under this Agreement.

4.	Conduct of Business Before Closing

4.1	With respect to the conduct of the Company’s Business from and after the date of this Agreement and before the Closing, except as may be otherwise agreed by the Buyers under this Agreement or approved in writing by the Buyers, the Sellers shall cause the Company to:

(a)	conduct and maintain its Business and operations in the ordinary course and consistent with its past practices;

(b)	maintain insurance in such amounts and against such risks and losses as are consistent with past practice and apply all insurance proceeds received to Claims made against the Company, or its assets, as applicable;

(c)	make all filings, reports and disclosures required under Applicable Laws in the PRC in connection with, or arising from, the Business or other operations of the Company in the ordinary course;

(d)	maintain and keep its licenses and permits required in connection with its business and operations valid, effective and current;

(e)	(i) preserve intact the Company’s business organizations, (ii) except as otherwise agreed with the Buyers or for any voluntary resignations (without any action on the part of the Company or any Seller) by the Company’s current officers and employees, keep available the services of its current officers and employees, (iii) preserve the goodwill of those having business relationships with the Company, (iv) preserve the Company’s relationships with customers, creditors and suppliers, (v) maintain the books, accounts and records of the Company in the proper course in accordance with PRC GAAP, and properly record all transactions on such books, accounts and records, and (vi) comply with any Applicable Laws, including applicable anti-corruption laws and regulations, and to take such necessary corrective measures as may be required under such laws or reasonably requested by the Buyers;

(f)	provide the Buyers and their Representatives with the updated financial statements, i.e., income statement, balance sheet and cash flows statement etc., including the actual incurred numbers and the forecast on monthly basis;

(g)	comply with all Applicable Laws, and take, or cause to be taken, all appropriate actions, do or cause to be done all things necessary, proper or advisable under applicable PRC laws, including but not limited to, the payment of all applicable Tax and employee contributions; and

(h)	provide the Buyers and their Representatives with all necessary documents, information and assistance, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and complete the items detailed herein to consummate the Closing.

4.2	Notwithstanding the generality of the foregoing, except as the Buyers may otherwise consent to or approve in writing, on and after the date of this Agreement and prior to the Closing Date, the Sellers shall ensure that the Company does not take any of the following actions on or prior to the Closing:

(a)	amend its articles of association, except as provided under this Agreement;

(b)	except as provided herein, increase or decrease its equity capital, allot or issue any additional equity interest or otherwise alter its equity structure;

(c)	change its business scope in any respect;

(d)	merge or consolidate with any entity or acquire any shares or equity interest in any business or entity (whether by purchase of assets, purchase of stock, merger or otherwise);

(e)	liquidate, dissolve or effect any recapitalization or reorganization in any form, including discontinuing any material part of its business;

(f)	except as provided under this Agreement, declare, set aside or pay any dividend or make any distribution with respect to its equity capital (whether in cash or in kind) or redeem, purchase or otherwise transfer any cash or cash equivalents from the Company to the Sellers or any of its Affiliates;

(g)	sell, lease, license, transfer, encumber or otherwise dispose of any of the Company’s assets or any interests therein, other than assets (a) used, consumed, replaced or sold in the ordinary course or (b) sold, leased, licensed, transferred, encumbered or other disposed of, in each case which in the aggregate is less than RMB 100,000 in value;

(h)	create, incur, endorse, assume, otherwise become liable for or suffer to exist any new indebtedness or guarantee or indemnity of any such indebtedness, other than (a) indebtedness existing as of the date of this Agreement and as described in the Disclosure Letter and (b) the borrowings and issuances of letters of credit under existing credit lines made in the ordinary course of business;

(i)	create, incur, assume or suffer to exist any new Encumbrance affecting any of the assets of the Company except for any new Encumbrance created in the ordinary course of business consistent with past practices in an amount not in excess of RMB100,000;

(j)	change its payment policies or credit practices, the rate or timing of its payment of accounts payable or its collection of accounts receivable or change its earnings accrual rates on contracts, except for changes required by PRC GAAP;

(k)	change its accounting policies and practices, including policies relating to valuation of its assets and write-off debts, except for changes required by PRC GAAP;

(l)	fail to pay any creditor any amount owed to such creditor in the ordinary course in accordance with the Company’s business practices immediately prior to the date of this Agreement, unless such amount is being contested or disputed in good faith by the Company;

(m)	enter into or renew any contract or agreements with or engage in any transaction (other than transactions disclosed in the Disclosure Letter) with (i) any Seller or Affiliates of the Sellers or (ii) any competitor of the Company or the Buyers;

(n)	make any capital investment in, any loan to or any acquisition of the securities or assets of any other person (or series of related capital investments, loans and acquisitions);

(o)	enter into, terminate, renew, amend in any material respect or waive any material right under, any contract or agreement, which is (i) is not capable of being terminated without compensation at any time with one month’s notice or less; or (ii) is not in the ordinary and usual course of business and on arms’ length terms, or (iii) involves or may involve total revenue or total expenditure in excess of RMB100,000 (excluding purchase contracts for raw materials);

(p)	terminate or otherwise amend contracts with any of the key customers except where such termination or amendment is requested by a key customer who has the right to do so under the applicable agreement or contract;

(q)	take or fail to take any action that will cause a termination of or material breach or default under any contract or agreement, the termination, breach or default of which will have any impact on the Company’s Business in any aspect;

(r)	pay, discharge or satisfy any Liabilities or accounts payable that are not yet due and payable;

(s)	settle or compromise any material pending or threatened Claims or legal proceeding arising from such Claims or create any material Liability, for the Buyers or, after the Closing, the Company;

(t)	amend or discontinue any insurance contract, fail to notify any insurance claim in accordance with the provisions of the relevant policy or settle any such claim below the amount claimed; and

(u)

except as set forth in the Disclosure Letter or as required by Applicable Laws, regulations or rules, with respect to any of the employees: (a) grant any severance, retention, economic compensation or termination pay to, or amend any existing severance, retention, economic compensation or termination arrangement with, any current or former manager, officer or employee of the Company, (b) increase or accelerate the payment or vesting of benefits payable under any existing severance, retention or termination pay policies or employment agreements, (c) enter into or amend any employment, consulting, deferred compensation or other similar agreement with any manager, officer, or consultant of the Company, other than execution of the Company’s standard employment terms and conditions by new employees in the ordinary course, (d) commit to pay any additional compensation, bonus or other benefits in excess of the current amount of compensation, bonus or other benefits to any manager, director, officer, employee or consultant of the Company, (e) establish, adopt or amend (except as required by applicable law) any collective bargaining agreement, bonus, profit-sharing, thrift, pension, retirement, post-retirement medical or life insurance, retention, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any present or former manager, director, officer or employee, or any beneficiaries thereof, of the Company, or (f) undertake any office closing or employee layoffs, except in the ordinary course of business.

4.3	The Sellers and the Company shall, and the Sellers ensure that the Company will, at all times after the date of this Agreement until the earlier of the Closing or the date of the termination of this Agreement according to the terms hereof, make the plants, properties, management, books and records (including, but not limited to, accounting and tax records, vendor and third party payments, employee reimbursements and expenses, sales and purchase documents, documents relating to dealers and distributors including sales volumes per dealer/distributor for the domestic and international markets, notes, memoranda, test records and any other electronic or written data) of the Company, available during normal business hours to the Buyers and their Representatives and the Sellers shall ensure that the Company, furnish or cause to be furnished to such persons during such period all such information and data concerning the Company as such persons may reasonably request. Sellers shall also ensure that the Company’s employees are available to the Buyers and their Representatives to provide additional information regarding the Business and the information and data described above.

5.	Covenants

5.1	During the period from the date of this Agreement to the earlier of (a) the Closing Date or (b) the termination of this Agreement in accordance with its terms, the Sellers will not, nor will it permit any Representative acting on behalf of themselves, to directly or indirectly: (i) solicit or initiate the making of any offer or proposal from any Person (other than the Buyers or their subsidiaries) to acquire the Acquired Equity Interests, acquire assets and undertakings of the Company, or enter into merger or similar transactions between the Company and a third party (“Alternative Transaction”), and (ii) enter into any negotiations or agreement with any Person (other than the Buyers, their Affiliates and their Representatives) with respect to any Alternative Transaction. Furthermore, the Sellers and the Company each further covenant that they will not issue, transfer or encumber, or agree to issue, transfer or encumber any of the equity interest in the Company unless otherwise agreed with the Buyers.

5.2

The Sellers undertake to make appropriate filings or such other reporting with the Tax Authority in the PRC with respect to the transactions contemplated under this Agreement and to pay any Tax in the PRC payable by it in connection with or arising from this Agreement or the transactions contemplated hereby. The Sellers shall provide to the Buyers evidence of the payment, i.e., the official tax receipt, or waiver of any such Tax payable by the Sellers from the Tax Authority. The Sellers shall indemnify the Buyers from and against any losses of the Buyers due to the failure of the Sellers to file or pay Taxes in accordance with the Applicable Laws in connection with this Agreement.

5.3	The Sellers undertake to effect the transfer of the Acquired Equity Interests of the Company to the Buyers and the completion of the transactions contemplated hereby, including (a) satisfying all Conditions, (b) initiating the name change process with the AIC using the proposed name of the Joint Venture Company “Cooper (Qingdao) Tire Co., Ltd. ” within ten (10) calendar days after the date of this Agreement, and (c) filing documents and facilitating the approval process with the local authorities (including, without limitation, filing this Agreement, the JV Contract and the Capital Increase Agreement with the MOC and seeking approval therefore within three (3) Business Days after the date that the Specific Permits under Article 3.1(i) has been obtained from the relevant authorities or such earlier date as requested by Buyers.

5.4	Each Party undertakes to execute and deliver this Agreement and any relevant documents in connection with the transactions contemplated in this Agreement as may be necessary to facilitate the Closing as contemplated herein.

5.5	Each of the Sellers and the Company undertakes to obtain all the Specific Permits under Schedule 5 before June 30, 2016 (the “Deadline for Permits”). If each of the Sellers and the Company is not able to obtain any of the Specific Permits before the Deadline for Permits, in the event that the Buyers choose not to terminate the contract as provided in Section 12, each of the Buyers shall be entitled to do either of the following, at its own discretion:

(a)	Extend the Deadline for Permits (the period for the extension shall be solely determined by the Buyers); or

(b)	Waive in writing the condition precedent under Article 3.1(i) and close the transaction. After the Closing, each of the Sellers undertakes to obtain all of the Specific Permits as soon as possible.

For the avoidance of doubt, each of the Sellers shall continue to assist the Company and the Joint Venture Company as provided in this Article 5.5 in their best efforts until all Specific Permits are obtained. In addition, each of the Sellers shall jointly and severally indemnify the Buyers and the Joint Venture Company and hold the Buyers and the Joint Venture Company harmless for any losses, costs or damages incurred (including but not limited to a third party claim) at any time due to the failure of obtaining the Specific Permits on a timely basis, as provided in Article 9.2(d).

5.6

Yiyuan hereby agrees that, after the Closing and the establishment of the Joint Venture Company, the Buyers will make further contribution to the registered capital in accordance with the terms and conditions in the Capital Increase Agreement; and Yiyuan as a shareholder of the Joint Venture Company, will cause its nominated directors on the board to vote in favor of the capital increase as contemplated in the Capital Increase Agreement and shall assist the Buyers to complete the capital increase of the Joint Venture Company by taking necessary actions and executing necessary documents as requested by the Buyers.

5.7	Within six (6) months after the Closing and the formation of the Joint Venture Company, Yiyuan shall indemnify and hold the Joint Venture Company harmless with respect to any Liabilities incurred due to the termination of any of the unqualified employees (who used to be the consultant or under secondment status but were/will be employed by the Company before Closing) during his/her work in the Company or the Joint Venture Company. Yiyuan shall take appropriate actions, including but not limited to entering into the labor contract with such terminated employees, and will be responsible for resolving any dispute arising from the abovementioned termination and make sure there’s no losses incurred to the Joint Venture Company.

5.8	The Sellers and the Company shall not, in connection with the transactions contemplated by this Agreement, in connection with obtaining approvals for the same, or in connection with any other business or transactions involving Company or Buyers, violate any Applicable Laws, including applicable anti-bribery laws.

5.9	Each of the Sellers and the Company confirm their understanding of the prohibited activities under the Applicable Laws as well as under the U.S. Foreign Corrupt Practices Act, and agree to comply with those restrictions and provisions and to take no action that might cause the Company or Buyers to be in violation of such laws.

5.10	Each of the Sellers and the Company agree that if they learn of information regarding any violation or potential violation of the Applicable Laws by the Company or in connection with the Company’s Business or operations, or in connection with the transactions contemplated by this Agreement and obtaining approvals for the same, they shall immediately advise Buyers in writing of the same.

6.	Closing

6.1	Closing will take place at Qingdao, China (or such other place as the Buyers may decide), no later than five (5) Business Days after all of the Conditions have been fulfilled or waived (or such other date as the Sellers and the Buyers may agree in writing) (such date, the “Closing Date”).

6.2	At Closing, the following business will be transacted:

6.2.1	the Sellers shall deliver, or cause to be delivered, to the Buyers the following:

(a)	a certified copy of the minutes of the board meeting and shareholders meeting of Yiyuan at which resolutions shall be passed to approve the execution, delivery and performance by Yiyuan of this Agreement and the transfer of Acquired Equity Interests to the Buyers;

(b)	the letters of resignation duly executed by Ms. Wang Aichun or any successor(s) as the existing executive director and supervisor of the Company;

(c)	evidence of the approvals and the completion of the registration for the transactions contemplated under this Agreement;

(d)	the original copies of the Specific Permits as listed in Schedule 5; and

(e)	the official chop, approval documents and certificates of approval, books of accounts of the Company (all complete and written up to Closing) and copies of all other documents filed with any government authority.

6.2.2	the Sellers shall procure that the following business is transacted at the meeting of the directors of the Company, as appropriate, prior to the Closing Date:

(a)	all existing mandates for the operation of the bank accounts of the Company shall be revoked and new mandate issued giving authority to the Buyers and those persons nominated by the Buyers with notice to the Sellers at least three (3) Business Days prior to the Closing Date, which new mandate shall take effect as of the Closing Date; and

(b)	the persons nominated by the Buyers three (3) Business Days prior to the Closing for appointment as directors of the Company shall be so appointed effective as of the Closing Date.

6.2.3	Buyers shall deliver, or cause to be delivered, to the Sellers the following:

(a)	a certified copy of the minutes of the board meeting of the Buyers at which resolutions shall be passed to approve the execution, delivery and performance by the Buyers of this Agreement; and

(b)	payment of Purchase Price Payable at Closing in accordance with Article 2.3(b).

7.	Representations, Warranties and Undertakings of the Sellers

7.1	Except as set forth in the corresponding sections or subsections of the letter in agreed form from the Sellers, dated the date hereof, addressed to the Buyers (the “Disclosure Letter”), the Sellers hereby jointly and severally warrant to the Buyers that each of the representations and warranties contained in Schedule 2 (the “Warranties”) is true and accurate in all respects as at the date of this Agreement, and will continue to be so on each day up to and including the Closing Date with reference to the facts and circumstances subsisting from time to time.

7.2	Each of the Sellers acknowledges that, in entering into this Agreement and in selling the Acquired Equity Interests, the Buyers have relied and will rely upon the representations, warranties and undertakings given herein including the Warranties.

7.3

No other information relating to the Company of which the Buyers have knowledge (actual or constructive) and no investigation by or on behalf of the Buyers shall prejudice any Claim made by the Buyers in respect of the Warranties or operate to reduce any amount recoverable and it shall not be a defence to any Claim against the Sellers that the Buyers knew or ought to have known or had constructive knowledge of any information (except otherwise provided in the Disclosure Letter) relating to the circumstances giving rise to such Claim. For avoidance of doubt, matters disclosed in the Disclosure Letter relating to the Tax or a Tax liability shall not limit the Buyers’ ability to make a Claim against the Seller hereunder for such Tax liability regardless of such matters disclosed in the Disclosure Letter.

7.4	Each of the Warranties shall be construed as a separate warranty and shall not be otherwise limited or restricted by reference to or inference from the terms of any other Warranty or any other term of this Agreement.

7.5	The Buyers shall be entitled to claim after the Closing Date any of the Warranties is or was untrue or misleading or has or had been breached even if the Buyers discovered or could have discovered on or before the Closing Date the Warranty in question was untrue, misleading or had been breached and the Closing shall not in any way constitute a waiver of any of the Buyers’ rights.

7.6	Subject to Article 7 and any limitation contained herein, whereas a result of or in connection with (x) any breach of any of the Warranties or covenants contained herein by the Sellers or (y) the failure of obtaining the relevant governmental approvals for the transactions contemplated under this Agreement by the Sellers (a) the net asset value of the Company transpire to be less than they would have been had there not been any such breach or (b) any Losses claimed against the Buyers or any of their Affiliates or the Company or (c) the Buyers or any of their Affiliates or the Company has suffered or incurred Claims and Liabilities, each of the Buyers shall be entitled to deduct such suffered or incurred Claims and Liabilities directly from Purchase Price Payable at the Closing (or if the Claims and Liabilities are so large and insufficient to cover by the Purchase Price Payable at the Closing or are not deducted from the Purchase Price Payable at the Closing, the Sellers shall be jointly and severally liable and indemnify the Buyers for such shortfall), including: (i) the amount of such reduction in net asset value and (ii) payment, together with any reasonable costs and expenses incurred in connection therewith, for the Loss suffered by the Buyers and their Affiliates by reason of such for purpose of a Claim. For the avoidance of doubt, with respect to any individual Loss, in the event that the Buyers elect to recover the amount of reduction in net asset value, it shall not also claim (except a claim raised by a third party as the consequence of the breach or failure herein) for Losses arising from the Seller’s breach of Article 7 and Warranties listed in Schedule 2 and vice versa. The Sellers shall provide a balance sheet of the Company as of the Closing Date in accordance with PRC GAAP and the Aggregate Purchase Price will be adjusted for any negative exceptions comparing to the Last Accounting Date. For the purpose of this Section 7.6, a “negative exception” refers to any noncompliance with PRC GAAP or any matter which would result in a decline in the net asset value of the Company.

7.7

All the representations and warranties made by the Sellers contained in this Agreement, any schedule, certificate or other instrument specifically referred to in the Warranties pursuant hereto or made in writing by or on behalf of the Sellers in connection with the transactions contemplated by this Agreement, and all indemnification obligations under this Agreement shall survive the execution and delivery of this Agreement and the Closing of the transactions contemplated hereunder. All statements contained in the Disclosure Letter, any schedule, certificate or other instrument specifically referred to in the Warranties shall be deemed representations and warranties made under Article 7 and Warranties under this Agreement.

7.8	The Sellers shall have no liability to the Buyers in respect of any Claim arising from an Event of Breach:

(a)	if and to the extent that such Claim occurs or is increased as a result of any change in legislation or tax rate after the date of this Agreement (or any legislation not in force at the date of this Agreement) which takes effect retrospectively or the withdrawal after the date of this Agreement of any published concession or published general practice made by the taxing authority where liability would not have occurred but for and as a result of such change in legislation, tax rate or practice with retroactive effect; or

(b)	if and to the extent such Claim would not have arisen but for a material change in the accounting policy or practice of the Company after the Closing Date.

8.	Representations, Warranties and Undertakings of the Buyers

8.1	The Buyers have obtained all the necessary corporate approvals or authorizations to enter into, deliver and perform this Agreement. The signatories executing this Agreement on behalf of the Buyers have obtained all the necessary corporate authorizations.

8.2	The conclusion and performance of this Agreement shall not violate any clause to which the Buyers are bound or provision in its articles of association, and shall not violate any laws and regulations.

8.3	This Agreement to which the Buyers are party constitutes or will, when executed by all parties, constitute legally valid and binding obligations of the Buyers.

8.4	There are no Claims or proceedings pending or to the knowledge of the Buyers, threatened against or affecting the Buyers challenging or seeking to restrain or prohibit any of the transactions contemplated in this Agreement.

9.	Indemnification

9.1	In respect of any Loss or Claim arising from or in connection with an Event of Breach, each of the Sellers shall jointly and severally indemnify, defend and hold harmless the Indemnified Persons, and each of them, from and against any and all of such Losses and Claims (including Claims by third party). In the event that any Loss or Claim suffered by a Party (the “Non-Breaching Party”) arising from or in connection with a breach by another Party (the “Breaching Party”) of any of the warranties, undertakings or covenants in this Agreement, the Breaching Party shall indemnify, defend and hold harmless the Non-Breaching Party from and against any and all Losses and Claims (including Claims by third party) arising from or in connection with such breach.

9.2

Notwithstanding the generality of Article 9.1 and any disclosures made under the Disclosure Letter, Sellers shall be responsible for, and shall indemnify and hold the Joint Venture Company and the Buyers harmless against and with respect to any shortfall, fines, damages, penalties and other assessments or Liabilities payable or required or ordered to be paid to the government or any other regulatory authorities or any other Person, as well as any Liabilities and expenses due to applying of any permit or not being able to obtain any permit, in connection with the following:

(a)	any breach of any anti-bribery law by the Company; or any employee or third person acting on behalf of the Company;

(b)	any due and unpaid social security and housing fund contributions owed to the employees of the Company or the relevant authority;

(c)	any due and unpaid taxes;

(d)	any Specific Permits as listed in Schedule 5; and

(e)	any environmental Liabilities.

9.3	These indemnities are to be continuing security to the Non-Breaching Party(ies) for all representation, warranties, agreements, undertaking, commitment, obligation, indemnity or covenant on the part of the Breaching Party(ies) under or pursuant to this Agreement.

9.4	These indemnities are in addition and without prejudice to and not in substitution for any rights or security which the Non-Breaching Party(ies) may now or hereafter have or hold for performance and observance of any agreement, undertaking, commitment, obligation, indemnity or covenant on the part of the Breaching Party(ies) under or in connection with this Agreement.

10.	Buyers’ Rights

10.1	Upon the termination under Article 12.1, Yiyuan shall return the Down Payment and any Accelerated Payments paid by each of the Buyers in accordance with Article 2.3(a) within ten (10) calendar days after the termination of this Agreement. In addition, upon the termination under Article 12(b), (c) or (e), the Buyers shall be jointly entitled to liquidated damages in an amount of RMB15,000,000. Sellers and the Company shall guarantee the obligations under this Section 10.1 and shall provide such security as may be requested by the Buyers at their sole discretion at any time, including but not limited to the pledge of the Company’s equity interest and/or assets, to the satisfaction of the Buyers

10.2	Without prejudice to any other right or remedy of the Buyers hereunder, if (i) the Sellers fail to complete their obligations under Article 5.5 to the satisfaction of the Buyers, or (ii) the incompletion of the fulfillment of Sellers’ obligations under Article 5.5 which causes material impact on the business and operation of the Joint Venture Company, or (iii) the failure to obtain all Specific Permits after the Closing in a timeframe acceptable to the Buyers (each, the “Triggering Event for Put Option”), the Buyers shall have the right but not the obligation to require Yiyuan to purchase all the equity interests of the Company held by the Buyers (the “Buyers’ Equity Interests”) at such time by delivering written notice to Yiyuan (the “Put Option”), whereupon:

(a)	Yiyuan undertakes to proceed with the purchase under the Put Option upon the receipt of the exercise notice from the Buyers immediately and prepare the necessary documents and the required filings with the local authorities.

(b)	The purchase price of Buyers’ Equity Interests shall be calculated based on the formula below:

X= A plus B

WHERE:

Purchase Price under Put Option= X

Aggregate Purchase Price=A

All amounts paid to the Joint Venture Company under the Capital Increase Agreement= B

(c)	The Buyers undertake to use their best effort to provide reasonable assistance to Yiyuan on the transfer of Buyers’ Equity Interests to Yiyuan, including but not limited to working with Yiyuan on the necessary filing documents and facilitating the approval process with the local authorities as possible.

(d)	The Parties undertake to make appropriate filings or such other reporting with the Tax Authority in the PRC with respect to the transaction related to the exercise of the Put Option and to pay any Tax in the PRC payable by it in connection with or arising from the transactions contemplated thereby. The Buyers shall provide to Yiyuan the evidence of the payment, i.e., the official tax receipt, or waiver of any such Tax payable by the Sellers.

10.3	In the event that a Triggering Event for Put Option occurs, in addition to the rights conferred on the Buyers under Article 10.2, the Buyers shall also be entitled to liquidated damages in an amount of RMB15,000,000 for its losses and damages incurred due to the occurrence of such Triggering Event for Put Option.

10.4	The rights conferred on the Buyers by this Article are in addition and without prejudice to all other rights and remedies available to the Buyers, and no exercise or failure to exercise a right under this Agreement or otherwise to invoke a remedy shall constitute a waiver of that right or remedy by the Buyers.

11.	Confidentiality

11.1

The Parties undertake with each other that they shall treat as strictly confidential all information received or obtained by them or their Representatives as a result of entering into or performing this Agreement including information relating to the provisions of this Agreement, the negotiations leading up this Agreement, the subject matter of this Agreement or the business or affairs of the Sellers or the Buyers and their Affiliates and that they will not at any time before or after the Closing make use of or disclose or divulge to any person any such information and shall use their best endeavors to prevent the publication or disclosure of any such information, provided, however, that after Closing, the Buyers and Yiyuan shall each be allowed to disclose information related to the Company to the extent permitted by the JV Contract entered into between such Parties.

11.2	The restrictions contained in Article 11.1 and 11.3 shall not apply so as to prevent the Parties making any disclosure required by law or by any securities exchange or supervisory or regulatory or governmental body pursuant to rules to which the Parties are subject or from making any disclosure to any professional adviser for the purposes of obtaining advice (provided always that the provisions of this Article 11 shall apply to and the Parties shall procure that they apply to and are observed in relation to, the use or disclosure by such professional advisor of the information provided to them) nor shall the restriction apply in respect of any information which comes into the public domain otherwise than by a breach of this Article 11 by any Party.

11.3	No public announcement concerning the existence or subject matter of this Agreement shall be made by any Party to this Agreement without the prior written approval of the Buyers, in the case of any announcement by any of the Sellers, or any of the Sellers, in the case of any announcement by the Buyers, in each case with such approval not to be unreasonably withheld or delayed.

11.4	The provisions of this Article 11 shall be in addition to, and shall not modify, amend, replace or supersede any similar provision of any agreement to which a Party is subject.

12.	Termination

This Agreement may be terminated at any time before Closing:

(a)	by written agreement of the Sellers and the Buyers;

(b)	by the Buyers, if any of the Specific Permits listed in Schedule 5 is not obtained by the Deadline for Permits (or the extended Deadline for Permits as agreed by the Buyers);

(c)	by the Buyers, if a Seller shall have (i) failed to perform, or comply with, any obligation, agreement or covenant set forth in this Agreement or (ii) breached any representation and warranty set forth in this Agreement, including without limitations, any Warranty, or comply with any of the Conditions set forth in Article 3 from being satisfied, and such breach of failure to comply is either not curable or, if curable, is not cured by the earlier of (x) the date which is thirty (30) calendar days following the date of delivery by the Buyers of written notice of such breach or failure to comply to the Seller or (y) the Long Stop Date;

(d)	by a Seller, if the Buyers shall have (i) failed to perform, or comply with, any obligation, agreement or covenant set forth in this Agreement or (ii) breached any warranty set forth in Article 8 of this Agreement, or comply with any of the Conditions set forth in Article 3 from being satisfied, and such breach of failure to comply is either not curable or, if curable, is not cured by the earlier of (x) the date which is thirty (30) calendar days following the date of delivery by the Seller of written notice of such breach or failure to comply to the Buyers or(y) the Long Stop Date; or

(e)	This Agreement may be terminated by any Party by giving written notice to the other Parties if the Closing has not occurred by the Long Stop Date, provided that the failure to close by the Long Stop Date was not caused by a Seller (in the case of termination by a Seller) or by the Buyers (in the case of termination by the Buyers).

13.	Effect of Termination

In the event of the termination of this Agreement in accordance with Article 12, this Agreement shall become void and have no effect, and no Party to this Agreement shall have any liability to any other Party to this Agreement or its Affiliates, or their respective directors, officers or employees, except for the following (“Surviving Obligations”):

(a)	the obligations of the Parties to this Agreement contained in Articles 1, 9.3, 11, 13, 14 and 15;

(b)	in the event of a termination of this Agreement by any Party pursuant to Article 12, each Party shall remain liable to the other Party for (i) fraud or any willful misrepresentation occurs or (ii) Liabilities arising before the time of termination;

(c)	in the event of a termination of this Agreement by the Buyers pursuant to Article 12 due to the breach by a Seller, the Seller shall remain liable to the Buyers for any damages incurred due to such termination; and

(d)	in the event of a termination of this Agreement by a Seller pursuant to Article 12 due to the breach by the Buyers, the Buyers shall remain liable to the Sellers for any damages incurred due to such termination.

14.	Applicable Law and Settlement of Disputes

14.1	The execution, validity, interpretation and performance of this Agreement and the settlement of disputes among the Parties relating thereto shall be governed by the laws of the PRC.

14.2

Any disputes, controversy, difference or claim between the Parties arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it (“Disputes”) shall be settled by the Parties amicably through good faith discussions upon the written request of any Party. In the event that any such dispute cannot be resolved thereby within a period of thirty (30) days after such notice has been given, any Dispute shall be finally resolved by arbitration in Hong Kong administered by the Hong Kong International Arbitration Centre (“HKIAC”), using both English and Chinese languages, and in accordance with the HKIAC Administered Arbitration Rules (the “Rules”) in force when the Notice of Arbitration is submitted by a sole arbitrator (the “Sole Arbitrator”). In case the Parties cannot reach to an agreement on the nomination of the Sole Arbitrator within seven (7) days when the Notice of Arbitration is submitted, the HKIAC shall appoint such Sole Arbitrator for the Parties. The award of the Sole Arbitrator shall be final and binding and may be enforced in any court of competent jurisdiction. The arbitration award shall be enforceable under the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards; and the losing Party or Parties shall bear all the arbitration fees and costs paid to HKIAC and the arbitrators, and shall compensate the other Party’s or Parties’ costs related to the arbitration including lawyers’ fees, unless the tribunal awards differently. The Parties shall agree to consolidation of arbitrations concerning this Agreement and/or JV Contract and/or where common question of law or fact arises in both or all arbitrations concerning the Parties.

15.	Notices

15.1	Every notice or communication under this Agreement must be in writing and may, without prejudice to any other form of delivery, be delivered personally or sent by post or transmitted by fax.

15.2	(a) In the case of posting, the envelope containing the notice or communication must be addressed to the intended recipient at the authorised address of that Party and must be properly stamped or have the proper postage prepaid for delivery by the most expeditious service available (which will be airmail if that service is available) and, in the case of a fax, the transmission must be sent to the intended recipient at the authorised number of that Party.

(b)	Subject to Article 15.3, the authorised address and fax numbers of each Party, for purpose of this Agreement, are as follows:

COOPER TIRE (CHINA) INVESTMENT CO., LTD

Address: F17, Kirin Plaza Building, 666 Gubei Road, Shanghai, PRC 200336

Fax: 021-62086722

For the attention of Mr. Aaron Hu

COOPER TIRE HOLDING COMPANY

Address: 701 Lima Avenue, Findlay, OH, USA

Fax: 419.831.6940

For the attention of Stephen Zamansky

QINGDAO YIYUAN INVESTMENT CO., LTD

Address: No. 207 Tianxin Road, Mingcun Town, Pingdu, Qingdao

Fax: (86)532-68862860

For the attention of Geng Ming

LI XINHU

Address: No. 27 Shangshui Road, Sifang District, Qingdao

Fax: (86)532-68862860

QINGDAO GE RUI DA RUBBER CO., LTD.

Address: No. 210 Tianxin Road, Mingcun Town, Pingdu, Qingdao

Fax: (86)532-86318117

For the attention of Wang Shunguo

15.3	No change in any of the particulars set out in Article 15.2(b) will be effective against a Party until it has been notified in writing to that Party.

15.4	A notice or communication will be deemed to have been duly given and received:

(a)	on personal delivery to an addressee or on a business day to a place for the receipt of letters at that addressee’s authorised address;

(b)	in the case of posting, where the addressee’s authorised address is in the same country as the country of posting, at 10 a.m. (local time at the place where the address is located) on the second business day after the day of posting;

(c)	in the case of posting, where the addressee’s authorised address is not in the same country as the country of posting, at 10 a.m. (local time at the place where that address is located) on the fifth business day after the day of posting; and

(d)	in the case of a fax, on issue to the sender of an O.K. result confirmation report or, if the day of issue is not a business day, at 10 a.m. (local time where the authorised fax number of the intended recipient is located) on the next business day.

15.5	For the purpose of Article 15.4, a “business day” means a day which is not a Saturday or a Sunday or a public holiday in the country of posting or transmission or in the country where the authorised address or fax number of the intended recipient is located and, where a notice is posted, which is not a day when there is a disruption of postal services in either country which prevents collection or delivery.

16.	Miscellaneous

16.1	No Party may assign or transfer, or purport to assign or transfer, any of its rights under this Agreement without prior written consent of the other Parties (except for an assignment or transfer by the Buyers to any of its Affiliates which shall takes effect after the Closing and the Buyers shall notify the Seller of such assignment) and this Agreement shall be binding on and ensure for the benefit of the Parties’ successors, permitted assigns and personal representatives. In addition, if the Buyers wish to assign this agreement to an Affiliate prior to the Closing, the Sellers shall cooperate with Buyers in effecting such assignment provided it does not impair the rights of the Sellers. Upon the assignment or transfer by the Buyers to any of their Affiliates after the Closing, Yiyuan shall use reasonable efforts to provide necessary assistance to the Buyers on the transition.

16.2	In the case that any provision or part of a provision of this Agreement is declared invalid, not binding or not enforceable then, such declaration shall be effective only in connection with such provision or part of a provision and therefore shall not impair the validity, binding effects and enforceability of the other parts of such provision and/or the other provisions of this Agreement.

16.3	Each Party shall pay their own costs in connection with the preparation, negotiation and execution of this Agreement including any of the Tax incurred with respect to the execution of this Agreement.

16.4	Entire Agreement; Conflicts. This Agreement, the JV Contract, the other agreements referred to herein, the Confidential Disclosure Agreement dated April 20, 2015 and the Supplemental Agreement between Cooper Tire & Rubber Company and the Company, and the ancillary documents in relation to the transactions contemplated under this Agreement, together with all the exhibits and schedules hereto and thereto, constitute and contains the entire agreement and understanding of the parties with respect to the subject matter hereof and thereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations among the Parties respecting such subject matter.

16.5	Counterparts. This Agreement may be executed simultaneously in multiple counterparts, and in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

16.6	This Agreement shall be written in Chinese and English with equal legal effect.

16.7	This Agreement is signed in five (5) originals in English and eight (8) originals in Chinese. Each of the Parties shall hold one copy of the original and the remaining copies shall be submitted to the relevant authorities for the approval if applicable.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS whereof this Agreement has been duly entered into by the parties the day and year first above written.

COOPER TIRE (CHINA) INVESTMENT CO., LTD.

/s/ Allen Tsaur
NAME:	Allen Tsaur
TITLE:	Chairman

COOPER TIRE HOLDING COMPANY

/s/ Jack Jay McCracken
NAME:	Jack Jay McCracken
TITLE:	Assistant Secretary

QINGDAO YIYUAN INVESTMENT CO., LTD

NAME:
TITLE:	Legal Representative

QINGDAO GE RUI DA RUBBER CO., LTD.

NAME:
TITLE:	Legal Representative

LI XINHU

SIGNATURE PAGE TO EQUITY TRANSFER AGREEMENT

EXHIBIT A

LIST OF SELLERS

NAME OF SELLERS	PERCENTAGE OF EQUITY INTERESTS PURCHASED FROM THE RESPECTIVE SELLER (%)	DOWN PAYMENT(RMB)	PURCHASE PRICE PAYABLE AT CLOSING (RMB)	SELLERS’ UNPAID REGISTERED CAPITAL (RMB)
LI Xinhu	3%	0	0	10,500,000
QINGDAO YIYUAN INVESTMENT CO., LTD.	53.18%	39,211,578	58,817,367	139,417,301

TOTAL	56.18%	39,211,578	58,817,367	149,917,301

SCHEDULE 1

THE COMPANY

Corporate name: Qingdao Ge Rui Da Rubber Co., Ltd.

Company Type: Limited Liability Company

Business term: perpetual

Registered capital: RMB350,000,000

Injected Registered Capital: RMB200,082,699

Outstanding and Unpaid Registered Capital: RMB149,917,301

Business scope: production, sales and technology development of tires, rubber production and synthetic rubber; import and export of goods and technology (items prohibited by national laws and regulations can only be operated after obtaining the license). (items which need approval shall be operated after such approval is obtained)

Shareholders: LI, Xinhu ; Qingdao Yiyuan Investment Co., Ltd

Legal representative: Wang Aichun

Registered address: No. 210 Tianjin Road, Mingcun Town, Pingdu, Qingdao

SCHEDULE 2

WARRANTIES OF THE WARRANTORS

1.	CAPACITY AND AUTHORITY; NO CONFLICT

1.1	Power and Authority

Each Seller has the legal right and full power and authority, and has taken all action required, to sign and perform its obligations under this Agreement and all the documents which are to be signed at Closing.

1.2	Conflict of Interest

The Sellers are not, whether on their own account or in conjunction with or on behalf of any person, firm or company, directly or indirectly or whether as a shareholder, director, partner, agent or otherwise, carrying on or are engaged or interested in a Business in the PRC save for the holding of any investment of up to one (1) % of any class of securities quoted or dealt in on an internationally recognized stock exchange.

2.	CORPORATE ORGANIZATION AND BUSINESS OF THE COMPANY

2.1	Corporate Status

2.1.1	The information set out in Schedule 1 is true, accurate, complete and not misleading in each and every respect.

2.1.2	The Company has been duly incorporated and constituted, and is legally subsisting under the laws of the PRC.

2.1.3	There has been no resolution, petition by the Company or its equity holders, nor has the Company or its equity holder taken any step, for the winding-up of the Company. No receiver has been appointed in respect thereof or any part of the assets thereof and so far as the Sellers are aware, no such resolutions, orders and appointments are imminent or likely nor are there any grounds upon which such resolutions, orders and appointments could be based.

2.1.4	No event or omission has occurred whereby the constitution, subsistence or corporate status of the Company has been or is likely to be adversely affected.

2.2	Memorandum and Articles

The copies of the articles of association and other constitutional documents of the Company delivered to the Buyers are true and complete copies of the articles of association of the Company currently in effect, and the Company has complied with all the material provisions of its articles of association and, in particular, has not entered into any ultra-vires transaction.

2.3	Register of Equity Holders

The register of the equity holders of the Company indicates that the Sellers are the only holders of the entire Equity Interest of the Company.

2.4	Books and Registers

The books and registers of the Company and all current books of account are written up to date and all such documents and other necessary records, deeds, agreements and documents relating to its affairs are in the Company’s possession or under its control.

2.5	Equity Interest

2.5.1	The Sellers have good and valid title to, and are the exclusive legal and beneficial owner of all of the Equity Interest.

2.5.2	The Equity Interest constitutes the entire issued equity interest of the Company immediately preceding the Closing.

2.5.3	There are no Encumbrances in relation to the Equity Interest.

2.5.4	Other than the Equity Interest, no shares, equity interests, debentures, warrants, options, securities or registered capital of any description in respect of the Company have been issued or are outstanding; and no person has the right to call for the issuance of any equity interest of the Company by reason of any conversion rights or under any option or other agreement or otherwise.

2.6	Conduct in Relation to the Equity Interest

There is no agreement (other than this Agreement), arrangement or obligation which requires the Sellers or the Company to issue or transfer, or to grant any person a right to require the Sellers or the Company to issue or transfer, the Equity Interest.

2.7	Powers of Attorney

There are no powers of attorney given by the Company.

2.8	Other Aspects of Carrying on Business

The Company:

2.8.1	does not carry on Business under any name other than its corporate name; and

2.8.2	has complied in all material respects with all requisite corporate powers, its articles of association and legal requirements applicable to its business, whether in the PRC or in any other country.

3.	INFORMATION

3.1	General

All information given by, or on behalf of, each Seller or the Company to the Buyers or to their Representatives before and during the negotiations leading to this Agreement is true, accurate, complete and not misleading.

3.2	The Agreement, Exhibit and Schedules

The information set out in this Agreement, its exhibit and schedules and the Disclosure Letter (including any annexure to the Disclosure Letter) is true, accurate, complete and not misleading.

3.3	Material Facts

All facts concerning the Equity Interest and the Company which might be material to a prospective buyer of the Equity Interest have been disclosed to the Buyers in writing.

4.	ACCOUNTS

4.1	The Accounts have been prepared and audited on a consistent basis in accordance with the Applicable Laws, principles and practices.

4.2	The Accounts show a true and fair view of the assets, Liabilities and financial and trading position of the Company at the Last Accounts Date and of the profits or losses of the Company for the period ended on the Last Accounts Date.

4.3	All receivables of the Company continue to retain their full intrinsic value, taking into consideration any specific or general lump-sum valuation adjustments that have been made or will be made in the latest financial statements provided by the Sellers, and can be collected within twelve (12) months without any particular collection measures being required.

4.4	Full disclosure of, and adequate provisions for, bad and doubtful debts and all Liabilities (actual, contingent or otherwise) and all financial commitments in existence at the Last Accounts Date have been made in the Accounts.

4.5	The results shown by the audited profit and loss accounts of the Company for each of the financial periods of the Company since its formation and ended on the Last Accounts Date have not (except as disclosed in those accounts) been affected by any extraordinary, exceptional or non-recurring item or by any other circumstance making the profits or losses for all or any of the periods covered by those accounts unusually high or low.

4.6	All the accounting records of the Company are up-to-date, in its possession, and fully and accurately completed in accordance with the Applicable Laws, principles and practices generally accepted in the PRC.

5.	CHANGES SINCE THE LAST ACCOUNTS DATE

5.1	General

Since the Last Accounts Date:

5.1.1	the Business of the Company has been carried on in the usual way so as to maintain the Business of the Company as a going concern;

5.1.2	there has been no adverse change in the financial or trading position or prospects of the Company; and

5.1.3	no material changes have occurred in the assets and Liabilities shown in the Accounts and there has been no reduction in the value of the net tangible assets of the Company on the basis of the valuations adopted for the Accounts.

5.2	Specific

Since the Last Accounts Date:

5.2.1	the Company has not, other than in the usual course of its Business:

(a)	acquired or disposed of, or agreed to acquire or dispose of, any asset; or

(b)	assumed or incurred, or agreed to assume or incur, any Liability, expenditure or obligation;

5.2.2	no dividend or distribution has been declared, paid or made by the Company except as provided in its Accounts;

5.2.3	the Company has not increased or decreased its registered capital;

5.2.4	the Company has not entered into any contract or commitment outside the ordinary course of business;

5.2.5	no equity interest in the Company has been allotted, issued, acquired or transferred,

5.2.6	other than with the written consent or approval issued by the Buyers, the Company has not made, or agreed to make, any capital expenditure exceeding an aggregate amount equal to RMB 100,000 or incurred, or agreed to incur, any commitments involving capital expenditure exceeding an aggregate amount equal to RMB100,000;

5.2.7	the Company has not passed any resolution of the equity holders of the Company, other than in connection with this Agreement;

5.2.8	the Company has not made any advance or extended any loan to any third party outside the ordinary course of business;

5.2.9	the Company has not made any material change in the terms of employment (including compensation) of any employee, including payment of bonuses, other than in the ordinary course of business; and

5.2.10	no agreement or arrangement has been made or obligation undertaken to do any of the above, by the Sellers or the Company.

6.	ASSETS AND BUSINESS

6.1	Ownership and Condition

6.1.1	All fixed assets included in the Accounts or acquired by the Company since the Last Accounts Date (the “Assets”) are set out in Annex 6.1.1 to the Disclosure Letter. The Assets and all other assets included in the Accounts or acquired by the Company since the Last Accounts Date (other than tires and scrap disposed of in the usual way) or used by the Company are:

(a)	legally and beneficially owned by the Company free from any Encumbrance;

(b)	where capable of being possessed, in the possession of the Company.

6.1.2	The Company owns all assets used in its Business.

6.1.3	The Company is not a party to, and has no Liability under, any leasing, hire purchase, credit sale, conditional sale or similar agreement.

6.1.4	All plant, machinery, vehicles and equipment owned, leased or used by the Company, including the power plant, are in good condition and have been properly maintained.

6.1.5	All inventories and stock on hand for the Company are in good and marketable condition.

6.2	Intellectual Property

6.2.1	The Intellectual Property is:

(a)	owned by, and validly granted to, the Company alone, and free from all licences, Encumbrances, restrictions on use or obligations of disclosure;

(b)	valid and enforceable and nothing has been done or omitted to be done by which they may cease to be valid and enforceable; and

(c)	not, and will not be, the subject of a claim from any person as to title, validity, enforceability, entitlement or otherwise.

6.2.2	Short details of the registered Intellectual Property (including applications for registrations) in respect of which the Company is the registered owner or applicant for registration are set out in Annex 6.2.2 to the Disclosure Letter.

6.2.3	There is, and has been, no infringement or alleged infringement of any (i) Intellectual Property by any third party, or (ii) of any intellectual property owned by a third party by the Company.

6.2.4	The activities, processes, methods, products or services now or at any time manufactured, used or supplied by the Company:

(a)	are not now nor were they at the time manufactured, used or supplied, subject to the licence, consent or permission of, or payment to, any third party (including the Sellers or an Affiliate of a Seller);

(b)	do not now nor did they at the time manufactured, used or supplied, infringe any Intellectual Property (including, without limitation, moral rights) of any third party; and

(c)	will not give rise to any Claim against the Company for infringement of the rights of any third party.

6.2.5	No party to any agreement relating to the use by the Company of any Intellectual Property owned by a third party is, or has at any time been, in breach of the agreement.

6.2.6	The Intellectual Property comprises all the intellectual property necessary for the Company to carry on its business as it was carried on and before the date of this Agreement.

6.2.7	The Sellers are not aware of the existence of any prior art that may be raised to invalidate or otherwise challenge the validity or enforceability of the Company’s Intellectual Property.

For the purpose of this section, “Intellectual Property” shall mean all of the following which is owned by, issued to the Company, along with all income, royalties, damages and payments due or payable to the Company, including, without limitation, damages and payments for past or future infringements or misappropriations thereof, the right to sue and recover for past infringements or misappropriations thereof and any and all corresponding rights that, now or hereafter, may be secured throughout the world: patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice) and any reissue, continuation, continuation-in-part, revision, extension or re-examination thereof; trademarks, service marks, logos, trade names, Internet domain names and corporate names together with all goodwill associated therewith, including, without limitation the use of the current corporate name and all translations, adaptations, derivations and combinations of the foregoing; copyrights and copyrightable works (including without limitation, web sites); and all registrations, applications and renewals for any of the foregoing; trade secrets and proprietary or confidential information (including, without limitation, ideas, know-how, drawings, specifications, plans, proposals, financial, business and marketing plans, sales and promotional literature, and customer and supplier lists and related information); information technologies (including, without limitation, software programs, data and related documentation); and all copies and tangible embodiments of the foregoing (in whatever form or medium).

6.3	Continuation of Business

6.3.1	The Company is the owner or holder or authorized user of all movable and immovable assets, including real property and buildings, and the holder of all information required to continue the Business as it has been conducted up until now. There are no obligations to sell these assets and/or this information, to dispose of them or to grant any rights of use with regard to them to any third party, whether as a whole or in part.

6.3.2	The disposal of sewage, waste and emissions, and the supply of fresh water for the Business, is fully ensured.

6.3.3	The rate of depreciation adopted in the Accounts is in compliance with PRC GAAP and the Company’s ordinary accounting practices applied in good faith.

6.4	Debtors

No debt shown in the Accounts is (a) overdue by more than twelve (12) weeks, or (b) subject to any agreement outside the ordinary course of business or otherwise of any unusual nature, or (c) subject to any factoring arrangement.

7.	EFFECT OF SALE

The signing and performance of this Agreement and all other documents which are to be signed at the Closing and the completion of the transactions contemplated hereby and thereby will not:

7.1	result in the Company losing the benefit of any permits or any asset, licence, grant, subsidy, right or privilege which it now enjoys; or

7.2	conflict with, or result in a breach of, or give rise to an event of default under, or require the consent of any person under:

7.2.1	any agreement, arrangement or obligation to which the Company is a party; or

7.2.2	any Applicable Laws, order or decrees of any court or Governmental Authority.

8.	INSURANCE

8.1	All the insurable assets of the Company have at all material times been and are now insured to their net asset value (with no provision for deduction) against all risks normally insured against by persons operating the types of business operated by the Company.

8.2	The Company has at all material times been and is now adequately covered against accident, damage, injury, third party loss (including, without limitation, product Liability), and other risks normally insured against by persons operating the type of business operated by the Company.

8.3	All current insurance and indemnity policies in respect of which the Company has an interest are valid and enforceable and are not void or voidable. The Company has not done anything or omitted to do anything which would make any of such policies void or voidable.

8.4	No claim is outstanding under any of the policies in clause 8.3 and no event has occurred, and no circumstance exists, which gives rise or is likely to give rise, to a claim under any of the Policies.

9.	REAL PROPERTY/LEASEHOLD INTEREST

9.1	Annex 9 to the Disclosure Letter sets forth all land and buildings owned or leased by the Company (the “Properties”).

9.2	The Company has good unencumbered legal title to/ the Properties.

9.3	The company has a right to use and lease the Properties for its current and planned uses.

9.4	The Properties have, and so long as owned, occupied, leased or used by the Company, will continue to have, all rights and easements necessary for its use.

9.5	The Properties is not subject to any Encumbrance and no person claims an Encumbrance in respect of the Properties.

9.6	Nothing materially and adversely affects the value of the Properties or its occupation, lease or use by the Company.

9.7	No material defect affects or has affected the Properties.

9.8	Any building or other construction which is part of, and anything which serves, the Properties is in good condition for operation.

9.9	The Properties held by the Company under a lease, licence or similar arrangement:

9.9.1	no person has a right to terminate that lease, licence or other arrangement before it is due to expire (other than as a result of breach of its terms by the Company); and

9.9.2	nothing (other than the need to obtain the consent of the relevant governmental or quasi-governmental authority in relation to planning) can restrict or terminate the possession, occupation or use of, or prevent or restrict the development of the Properties by the Company.

10.	ENVIRONMENTAL MATTERS

10.1	For the purpose of warranties set forth in this clause 10, “Hazardous Substance” means any natural or artificial substance, preparation or article which, if generated, transported, stored, treated, used or disposed of (alone or combined with another substance, preparation or article) is harmful to water, air or land or any living organism, or which is prohibited or restricted under any Applicable Laws.

10.2	The operation (past and present) of the Business of the Company does not and did not involve the use, storage or disposal of, or the release or discharge into the environment of, any Hazardous Substance.

10.3	Any land or other asset owned, occupied or used by the Company (now or in the past) does not have now, and has never had, any Hazardous Substance on, at, in or under it.

10.4	All waste generated by the operation of the Business of the Company has been disposed of in accordance with the Applicable Laws and any relevant permit. All treatment systems used by the Company to treat waste and emission generated by the operation of its business are in good conditions and comply with all Applicable Laws.

10.5	There are no circumstances in relation to the Company which give rise to any civil, criminal, administrative or other action, claim, suit, complaint, proceeding, investigation, decontamination, remediation or expenditure by any person or Governmental Authority under applicable environmental law in relation to any matter including properties now owned or used or formerly owned or used by the Company.

10.6	At no time has the Company received any notice or intimation alleging a breach of the terms of a permit or alleging any other breach of applicable environmental law; and

10.7	All assessments, reviews, reports, returns, information, and audits required by applicable environmental law or any permit have been properly carried out and submitted to the appropriate Governmental Authorities and their recommendations and requirements implemented where required by applicable environmental law.

10.8	Other than as disclosed in the Disclosure Letter, the Company has obtained all the environmental approvals required by the applicable law for the operation of Company’s Business.

11.	TERMS OF TRADE AND BUSINESS

11.1	If any key customer or supplier of the Company is likely to:

11.1.1	stop trading with or supplying the Company;

11.1.2	reduce substantially its trading with, or supplies to, the Company; or

11.1.3	change the terms on which it is prepared to trade with or supply the Company (other than normal price and quota changes);

in each case as a result of the signing or performance of this Agreement. Each of the Sellers has the obligations to communicate and assist, but will not guarantee the result of the negotiation with respect to the matters listed on the above, provided that for the key customers or key suppliers agreed by the Parties, each of the Sellers shall secure the maintenance of their business with the Company as is. In addition, each of the Sellers warrants that the Company’s sales volume of tires in the ordinary and usual course of business from January 1, 2016 to the Closing Date shall not be lower than 60,000 units in the first quarter of 2016 and 140,000 units in the second quarter of 2016, or 200,000 units in the first two quarters combined, and at least 35,000 units per month thereafter.

11.2	The Company has not entered into any agreement or arrangement with any customer or supplier on terms materially different to its standard terms of business then in force.

11.3	The Company has not engaged in any business with countries to which embargo rules and similar restrictions apply based on a resolution of the United Nations Security Council or the laws of the USA.

11.4	To the best knowledge of the Sellers, no circumstances exist which might lead to the supply by the Company or to it of any goods or services, being restricted or hindered.

12.	EMPLOYEES

12.1	There is not in existence any employment contract (written or otherwise) with a director or supervisor of the Company nor any consultancy agreement with the Company.

12.2	There is not in existence any employment contract between the Company and any person in suspension or which has been terminated but which is capable of being revived or enforced or in respect of which the Company has any continuing obligation.

12.3	There is not in existence any employment contract with any employee of the Company which cannot be terminated by three months’ notice or less or the minimum notice period prescribed by Applicable Laws without giving rise to any claim for damages or compensation and the Company has not received notice of resignation from the key employees.

12.4

Since the Last Accounts Date, the Company has not (a) granted any severance, retention or termination pay to, or amended any existing severance, retention or termination arrangement with, any current or former manager, officer or employee of the Company, (b) increased or accelerated the payment or vesting of benefits payable under any existing severance, retention or termination pay policies or employment agreements, (c) entered into or amended any employment, consulting, deferred compensation or other similar agreement with any manager, officer, or consultant of the Company, other than execution of the Company’s standard employment terms and conditions by new employees in the ordinary course, (d) committed to pay any additional compensation, bonus or other benefits in excess of the current amount of compensation, bonus or other benefits to any manager, director, officer, employee or consultant of the Company, (e) established, adopted or amended (except as required by applicable law) any collective bargaining agreement, bonus, profit-sharing, thrift, pension, retirement, post-retirement medical or life insurance, retention, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any present or former manager, director, officer or employee, or any beneficiaries thereof, of the Company, or (f) undertaken any office closing or employee layoffs, except in the ordinary course of business.

12.5	There are no amounts owing to any present or former director, supervisor or employee of the Company other than remuneration accrued but not due or for reimbursement of business expenses and the Company has not incurred any Liabilities arising from the termination of any employment contract or consultancy agreement.

12.6	The Company is not a party to a collective bargaining agreement or required to comply with a collective bargaining agreement.

12.7	The Company does not have a works or supervisory council, union or other body representing employees which has a right to be represented or attend at or participate in any board or council meeting or a right to be informed, consulted or make representations in relation to the business of the Company.

12.8	The Company has complied with all requirements imposed on it by Applicable Laws in relation to employees.

12.9	The Company has maintained current, adequate and suitable records relating to each of its employees.

12.10	The Sellers have given to the Buyers full details of:

12.10.1	the total number of employees of the Company including any on maternity or paternity leave or absent on the grounds of disability or other long-term leave of absence who have or may have a right to return to work with the Company under any Applicable Laws, contract or collective bargaining agreement;

12.10.2	in respect of each employee of the Company, the name, age, date of start of employment, period of continuous employment, remuneration, other benefits and grade, and where an employee has been continuously absent from work for more than one month, the reason for the absence; and

12.10.3	the terms of the employment contract of the key employees.

12.11	The Company is not involved in a dispute regarding a Claim with employees or any trade union, association of trade unions, works council, staff association or other body representing employees and there are no circumstances likely to give rise to any such dispute.

12.12	Within the period of one year ending on the date of this Agreement the Company has not:

12.12.1	made or started implementation of any collective dismissals that have required or will require notification to any state authority or notification to or consultation with any trade union, works council, staff association or other body representing employees; or

12.12.2	been a party to any transfer of a business or undertaking that has required or will require notification to or consultation with any trade union, works council, staff association or other body representing employees.

12.12.3	The Company is not required by Applicable Laws or contract to pay any Tax, levy or contribution in respect of any training scheme, arrangement or proposal.

12.12.4	The Company has not granted any loans, or has assumed any Liability in relation to any loan granted, to any employee, director or supervisor of the Company.

12.12.5	No director, officer, shareholder or ultimate shareholder of the Sellers or the Company, nor to the best knowledge of the Sellers, any of their Immediate Family Members, nor any employee or Representative of the Company is a Government Official. For the purpose of this clause 12.12.5 and Clause 16.4.1 below:

“Government Official” means any office-holder, employee or other official (including any Immediate Family Member thereof) of a Governmental Entity, and any person acting in an official capacity for a Government Entity or any candidate for political office.

“Government Entity” means a government or any department, agency or instrumentality thereof (including any company or other entity owned or controlled by a government), a political party or a public international organization.

“Immediate Family Member” means a spouse, parent, child, brother, sister, grandchild, grandparent, or anyone sharing a domicile with the relevant person.

13.	LIABILITIES

13.1	Indebtedness

Except as disclosed in the Accounts or in the Disclosure Letter, the Company has no outstanding, and has not agreed to create or incur any, borrowing or indebtedness in the nature of borrowing.

13.2	Guarantees and Indemnities

13.2.1	The Company is not a party to nor has any Liability (including, without limitation, any contingent Liability) under any guarantee, indemnity or other agreement to secure, or otherwise incur financial or other obligations with respect to, an obligation of a third party (including the Sellers and the Sellers’ Affiliates).

13.2.2	None of the borrowings or indebtedness in the nature of borrowing of the Company is dependent on the guarantee or indemnity of, or any security provided by, the Sellers or a third party.

13.3	Events of Default

No event has occurred or been alleged which:

13.3.1	constitutes an event of default, or otherwise gives rise to an obligation to repay, under any agreement relating to borrowing or indebtedness in the nature of borrowing or which would lead to an Encumbrance constituted or created in connection with any borrowing or indebtedness in the nature of borrowing, guarantee or indemnity or which would lead to any other obligation of the Company becoming enforceable; or

13.3.2	would constitute an event of default or would lead to security or obligation becoming enforceable with the giving of notice or lapse of time or both.

13.4	The Company has no Liabilities of any kind other than as set forth on the financial statements (including but not limited to the cash flow statement, the balance sheet and the income statement) dated the Last Account Date provided by the Sellers to the Buyers, including without limitation, any Liabilities including but not limited to such Liabilities to any employees, customers, suppliers or any third parties, except for any Liabilities duly incurred with Buyers’ prior written consent.

14.	PERMITS

14.1	Other than as disclosed in the Disclosure Letter, the Company has obtained and is in compliance with the terms and conditions of all permits which are required for the Company to continue its Business as before the date of this Agreement, both in China and for the sales of its products internationally. All such permits are in full force and effect and the Sellers are not aware of any circumstances indicating that any permit is likely to be revoked, suspended, cancelled or not renewed.

14.2	There are no circumstances which could require any further permits to be obtained in connection with the current Business of the Company or which require works, remediation or additional expenditure to ensure compliance with such permits.

14.3	No expenditure is or will be necessary to secure compliance with or to maintain any permits.

14.4	None of the permits, or any of the terms and conditions of such permits is dependent upon any Seller.

15.	WELFARE AND OTHER BENEFITS

Other than as required under mandatory laws (e.g. regarding mandatory social security contributions), there is not in operation, and no proposal has been announced to enter into or establish, any agreement, arrangement, custom or practice (whether legally enforceable or not) for the payment of, or payment of a contribution towards, any pensions, allowances, lump sums or other similar benefits on retirement, death, termination of employment (voluntary or not) or during periods of sickness or disablement, for the benefit of any director, former director, officers, former officers, employee or former employee of the Company or for the benefit of the dependants of any such person.

16.	LITIGATION AND COMPLIANCE WITH LAW

16.1	Litigation

The Company is not involved, nor has it been involved during the period of two (2) years prior to the date of this Agreement, in any litigation, arbitration proceedings or any other legal proceedings (either in or out of court), including in relation to any product Liability Claims and any Claims by or against any employees or former employees of the Company, and no such proceedings are threatened, by or against the Company and to the best knowledge of the Sellers, they are not aware of any fact or circumstance which is likely to give rise to proceedings.

16.2	Compliance with Law

The Company in conducting its Business and its officers in their capacity as officers of the Company have in all material respects complied with the provisions of all Applicable Laws, including the provisions as to filing of returns, particulars, resolutions and other documents with the relevant authorities in its place of incorporation and the places where it carries on its business, and all legal requirements have been complied with in connection with the formation of the Company and with the issuance of the Equity Interest. The Company is not in breach of any order, decree or judgment of any court or any Governmental Authority. None of the Sellers, directors, officers or employees of the Company are currently, or have been in the past, involved in criminal activities.

16.3	Investigations

There have been and are no governmental or other investigations or inquiries or proceedings concerning the Company; none are pending or threatened; and so far as the Sellers are aware no fact or circumstance exists which is likely to give rise to any such investigation, enquiry or proceedings.

16.4	No Bribery, Corruption Anti-Competitive Conduct or Money Laundering

16.4.1	From the incorporation of the Company until the date of this Agreement, neither the Company, an employee, director, officer shareholder or ultimate shareholder of the Company nor any distributor or any other Representative of the Company or Person acting on the Company’s behalf has, in violation of any applicable law,

(a)	offered, promised, or made any payments, loans, gifts of money, valuables, goods, any financial or other advantage, or “anything of value” (whether such value is assessable or not), e.g. bribes, payments in kind or kick-backs, directly or indirectly, to any other Person, e.g. a natural or legal person or his/her/its representative(s), in return for obtaining unfair favourable treatment vis-à-vis competitors in the supply or purchase of goods or commercial services, or with the intention of inducing any person to perform improperly one of their functions or activities, or as a reward for improper performance, in order to buy or sell goods or services, or in order to assist the Company or its Affiliates in obtaining or retaining business or a business advantage;

(b)	offered, promised, or made any payments, loans, gifts of money, valuables, goods, any financial or other advantage, or “anything of value” (whether such value is assessable or not), e.g. bribes, payments in kind or kick-backs, directly or indirectly, to a current or former Government Official, an official or employee of a Government Entity, government authority, any political party or official, any candidate for political office, a person with special public service obligations or any other person who performs public functions, in order for that person or a third person to perform or omit any act or to make any decisions in his official capacity (including a decision to fail to perform his official function or lawful duty), or to use his influence with a Government Entity in order to affect any act or decision of such Government Entity, or for the purpose of securing any improper advantage;

(c) made any unlawful political donations;

(c)	made a payment, loan, gift or thing of value to any other person or entity where he or it knew or had reason to know that all or a portion of such payment, loan, gift or thing of value would be given directly or indirectly to any of the persons or for any of the purposes described in Section 16.4.1 through Section 16.4.3 above;

(d)

demanded, allowed himself/herself to be promised or accepted any payments, loans, gifts of money, valuables, goods, any financial or other advantage, or “anything of value” (whether such value is assessable or not), directly or indirectly, for himself/herself or a third party in return for providing unfair favourable treatment to potential or actual suppliers or customers and their representatives;

(e)	made or caused to be made any false, inaccurate or incomplete entries in the financial books of the Company and its Affiliates, or made or caused to be made any false, inaccurate or incomplete financial records of the Company and its Affiliates;

(f)	otherwise used funds of the Company for illegal purposes in connection with the Company, which could expose the Company or its equity holders, or the persons responsible for these entities, to the risk of a penalty or fine being imposed, or which could lead to a responsibility of, or a Loss for, the Company or its equity holders;

(g)	otherwise engaged in any action or omission in violation of PRC laws prohibiting bribery or anti-competitive practices (including but not limited to provisions in the PRC Criminal Law and the PRC Anti-Unfair Competition Law);

(h)	otherwise engaged in any action or omission in violation of any anti-money laundering laws of the PRC or the USA; and/or

(i)	otherwise made or received any payments in violation of any Applicable Laws.

16.4.2	The Company has not received any notice from any third party or government agency or entity regarding any actual, alleged or potential violation of any law applicable to the Business.

17.	AGREEMENTS

17.1	Material contracts

Annex 17.1 to the Disclosure Letter sets forth a list of each of the following contracts or arrangements to which the Company is a party or is otherwise bound (each a “Material Contract” and collectively, the “Material Contracts”) and that:

17.1.1	evidences outstanding indebtedness or extension of credit except for trade accounts payable in the ordinary course of business;

17.1.2	evidences guarantee, indemnity or suretyship or any contract to secure any obligation of any person by the Company;

17.1.3	grants or evidences an Encumbrance on any material assets of the Company;

17.1.4	has been entered into with any governmental authority;

17.1.5	relates to the disposition or acquisition of material assets of the Company (including by way of merger, consolidation or similar business combination transaction, but excluding this Agreement and the transactions contemplated hereby) or relates to a joint venture, partnership, strategic alliance or similar agreement, that is material to the business of the Company or which provides for the ownership of any equity interest in any person;

17.1.6	relates to any customer, dealer, distributor, sales representative, value added resellers, research and development agreements, volume purchase agreement or other arrangement for the distribution or sale of the Company’s products (other than individual purchase orders in the ordinary course of business), including but not limited to the material contracts executed with top five distributors/suppliers in terms of both sales revenue and sales volume;

17.1.7	relates to indemnification or any guarantee by the Company to a third party, other than any such Material Contract entered into in connection with the sale or license of any products of the Company in the ordinary course of business;

17.1.8	contains any covenant (i) granting to any third party exclusive distribution or supply rights or (ii) otherwise having an adverse effect on the right of the Company to freely sell, distribute or manufacture any of its products or services or to freely purchase or otherwise obtain any software, components, parts or subassemblies;

17.1.9	imposes any standstill, non-compete or similar obligations on the Company, except in connection with the transaction contemplated under this Agreement;

17.1.10	provides for licenses of rights of any patents, trade or service marks, trade dress or copyrights to or by the Company from or to any third party, including any license by the Company to a third party to manufacture or reproduce any product of the Company;

17.1.11	provides for the purchase of raw materials, components, parts, or vendor services, except for spot purchase orders in the ordinary course of business;

17.1.12	relates to any distributorship, agency or management agreement or arrangement;

17.1.13	is reasonably expected to involve consideration (to or from the Company), or having a value, of more than RMB 100,000 over the remaining term of such contract, other than purchase orders entered into by the Company in the ordinary course of business;

17.1.14	any transactions or arrangements with a competitor of the Company (whether as a vendor, supplier, customer or otherwise) directly or indirectly with the Company or directly or indirectly involving the current shareholders, directors, officers or high level management staff of the Company or its Affiliates or anyone else directly or indirectly affiliated with or related to the Company; and

17.1.15	any related party transactions or arrangements with the vendors, suppliers and customers of the Company or directly with the Company involving the current shareholders, directors, officers and the high level management staff of the Company or its Affiliates or anyone else directly or indirectly affiliated with or related to the Company.

17.2	Enforceability; Validity

17.2.1	No Material Contract is unlawful, invalid, non-binding or unenforceable, against the Company or any other party which is a party to such Material Contract.

17.2.2	There are no grounds for termination, avoidance or repudiation of, any Material Contract. No party with whom the Company has entered into any Material Contract has given any notice of its intention to terminate, or has otherwise tried to repudiate or disclaim, the agreement, arrangement or obligation under such Material Contract.

17.3	No Default

The Company is not in breach of any Material Contract, nor so far as the Sellers are aware, has any event or condition occurred which could (with the giving of notice or the passage of time or both) constitute a material breach of any Material Contract by the Company. So far as the Sellers are aware, no other party to a Material Contract is in default, breach or violation of any Material Contract and, so far as the Sellers are aware, no event or condition has occurred which could (with the giving of notice or the passage of time or both) constitute a default, breach or violation of any Material Contract by such other party.

17.4	Effect of Agreement on Other Agreements

There is no agreement or arrangement between the Company and any other person which shall or may be terminated as a result of this Agreement being entered into (or the occurrence of the Closing) or which shall be affected by it or which includes any provision with respect to a change in the control, management or equity holders of the Company.

17.5	Restrictive Agreements and Anti-competitive Behaviour

17.5.1	The Company is not infringing and has not infringed any legislation applicable in any jurisdiction relating to anti-competitive agreements or practices or behaviour or any similar matter.

17.5.2	The Sellers are not, in relation to the Company or Business of the Company, bound by or party to any order or decision made or undertakings (binding or not) given to any court or tribunal of competent jurisdiction or any similar authority in any jurisdiction, under or in any law, regulation or administrative process relating to fair competition anti-trust, monopolies, mergers or other similar matters.

17.5.3	The Sellers have not, in relation to the Company or Business of the Company, within the last two years been party to any merger or other similar arrangement which was capable of review by any anti-trust or similar authorities in any jurisdiction.

17.6	Notice of Official Action

To the best knowledge of the Sellers, no process, notice or communication, formal or informal, by or on behalf of any authority of any country having jurisdiction in anti-trust matters, in relation to any aspect of the business of the Company or the conduct of the Company or any agreement or arrangement to which the Company is or was, or is alleged to be or have been, a party, has been issued or is likely to be issued.

17.7	No other Material Contracts

Other than the Material Contracts set forth in Annex 17.1 to the Disclosure Letter, there are no other contracts or agreements that are material to the business and operations of the Company.

18.	NO MATERIAL ADVERSE EFFECT

The operations of the Company have been conducted only in the ordinary and usual course of business consistent with past practice and there has not been any change, or any development involving, and the Sellers have no actual knowledge of any prospective change, that has resulted in, or is reasonably expected to have, a Material Adverse Effect. The Sellers have no actual knowledge of any circumstances that, prior to the Closing, have resulted, or would reasonably be expected to result in, any change that has resulted in, or is reasonably expected to have, a Material Adverse Effect.

19.	TAX WARRANTIES

19.1	Accounts

19.1.1	The Company has no Liability in respect of Taxes (whether actual or contingent) or any Liability for interest, penalties or charges imposed in relation to any Taxes arising in any part of the world that is not adequately disclosed or provided for in full in the Accounts.

19.1.2	The amount of the provision for deferred Taxes contained in the Accounts was, at the date the Accounts were prepared, adequate and fully in accordance with PRC GAAP.

19.2	Events since the Last Accounts Date

Since the Last Accounts Date:

19.2.1	the Company has not been involved in any transaction outside the ordinary course of business which has given or may give rise to a Liability for Taxes on the Company (or would have given or might give rise to such a Liability but for the availability of any relief, allowance, deduction or credit);

19.2.2	no disposal has taken place or other event occurred which will or may have the effect of crystallising a Liability for Taxes which should have been included in the provision for deferred Taxes contained in the Accounts if such a disposal or other event had been planned or predicted at the date on which the Accounts were drawn up; and

19.2.3	no payment has been made by the Company which will not be deductible for profits tax purposes either in computing the profits of the Company or in computing the profits tax chargeable on the Company.

19.3	Returns, Disputes, Records, Claims, Clearances

19.3.1	The Company has within the time limits prescribed by the relevant Tax Legislation duly paid all Tax (including provisional tax), made all returns, given all notices, supplied all other information required to be supplied to the relevant Tax Authority (including any governmental authority of a foreign jurisdiction) and, so far as the Sellers are aware, all such information was and remains complete and accurate in all respects and all such returns and notices were and remain complete and accurate in all respects and were made on a proper basis and the Company is not and has not in the last three years been the subject of a Tax Authority investigation or a field audit or other dispute regarding Tax or duty recoverable from the Company or regarding the availability of any relief from Tax or duty to the Company.

19.3.2	Neither the Company nor any director or officer of the Company (in his capacity as such) has paid or become liable to pay, and, to the best of the knowledge of the Sellers, there are no circumstances by reason of which it is or they are likely to become liable to pay, any penalty, fine, surcharge or interest whether charged by virtue of the provisions of the relevant Tax Legislation or otherwise.

19.3.3	All clearances obtained by the Company have been properly obtained and, as far as the Sellers are aware, all information supplied to the appropriate Tax Authority in connection with such clearances was complete and accurate in all respects and any transaction for which such clearance was obtained has been carried out only in accordance with the terms of the clearance given therefor and the application on which the clearance was based and so as to satisfy any conditions attached thereto.

19.3.4	All transactions effected by any equity holder of the Company in respect of which any consent or clearance from the relevant Tax Authorities or other governmental authority was required or sought have been fully disclosed to the Buyers.

19.3.5	There are no material arrangements, agreements or undertakings, between the Company and any relevant Tax Authority regarding or affecting the Tax treatment of the Company.

19.3.6	All Tax benefits or incentives available to the Company, Tax losses available for carry forward by the Company or any other special Tax treatment of the Company have been fully disclosed to the Buyers. All such Tax benefits, incentives or special Tax treatments are currently in effect and applicable to the Company and the Sellers are not aware of any circumstances indicating that any such Tax benefits, incentives or special Tax treatments will be, or is likely to be, revoked, suspended or cancelled.

19.4	Revenue Outgoings

All sums payable under any obligation incurred by the Company prior to Closing and which will continue to bind the Company after Closing which have previously been deductible for income tax purposes, either in computing the profits of the Company as the case may be or in computing the income tax chargeable on the Company, will continue to be so deductible, and such sums payable by the Company shall include, without limitation, all remuneration and other sums (including any payments made directly or indirectly in consideration or in consequence of, or otherwise in connection with, the termination of the holding of any office or employment) paid or payable and all benefits provided or agreed to be provided to employees or officers of the Company and all interest, rent, royalties, annuities and other annual payments paid or payable by the Company under any loan agreement, lease, contract, covenant or other commitment or arrangement.

19.5	Deductions or Withholdings

The Company has duly complied with all requirements to deduct or withhold Taxation from any payments it has made and has accounted in full to the appropriate Tax Authorities for all amounts so deducted or withheld.

19.6	Assets

There is no Liability for Tax to the Company arising from value attributed under the Accounts in respect of a disposal of assets by the Company.

19.7	Capital Expenditure

All capital expenditure, other than expenditure on land and buildings which is not capable of qualifying for industrial buildings allowances, incurred by the Company or which may be incurred under any continuing obligation which has previously qualified for depreciation allowances, will continue to qualify for depreciation allowances.

19.8	Anti-Avoidance Provisions

The Company has neither been a party to nor otherwise involved in any transaction, scheme or arrangement which reduces or would reduce the amount of Tax payable by any person and which is artificial or fictitious or in respect of which any disposition is not given effect to within the meaning of the applicable Tax Legislation.

19.9	Payments by the Sellers

The Sellers have paid all Taxation in relation to or in connection with the Company for which it is liable to account to the Tax Authority on the due date for payment thereof and is under no Liability to pay any penalty or interest in connection therewith and without prejudice to the generality of the foregoing the Company has made all deductions and withholdings in respect or on account of Taxation which it is required or entitled by any relevant legislation to make from any payments made by it in relation to or in connection with the Sellers.

20.	TRANSACTIONS WITH DIRECTORS AND CONNECTED PERSONS

There	is not outstanding:

(a)	any loan made by the Company to, or debt owing to the Company by, any Seller or any director or officer of the Company or any person affiliated or connected with any of them;

(b)	any agreement or arrangement to which the Company is a party and in which the Seller or any director or officer of the Company or any person affiliated or connected with any of them is interested; and

(c)	any agreement or arrangement between the Company or any of its Affiliates (including, but not limited to, any such agreement or arrangement under which the Company is, or may in the future become, liable to pay any service, management or similar charge or to make any payment of interest or in the nature of interest).

SCHEDULE 3

JV CONTRACT

SCHEDULE 4

AOA

SCHEDULE 5

LIST OF SPECIFIC PERMITS

SCHEDULE 6

CAPITAL INCREASE AGREEMENT

SCHEDULE 7

CONSENT LETTER

SCHEDULE 8

OFFICIAL LETTER

SCHEDULE 9

ANTITRUST CONFIRMATION FROM SELLERS

SCHEDULE 10

WAIVER LETTER

SCHEDULE 11

PRODUCTS FOR CHINA COMPULSORY CERTIFICATION CERTIFICATES